Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-3 ASR No. 333-229735; and Form S-8 Nos. 333-104057 and 333-172422) of Eli Lilly and Company and in the related Prospectus of our report dated February 19, 2019 (except for the effects of discontinued operations discussed in Note 20, as to which the date is October 24, 2019), with respect to the consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 19, 2019, with respect to the effectiveness of internal control over financial reporting of Eli Lilly and Company and subsidiaries, included in this Current Report on Form 8-K.

/s/ Ernst and Young LLP

Indianapolis, Indiana
October 24, 2019